UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

eLong, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

290138 205

(CUSIP Number)

C-Travel International Limited

c/o 99 Fu Quan Road, Shanghai 200335

The People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

+852 3910 4850

February 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	290138 205

1		Names of Reporting Persons C-Travel International Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,827,319[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,827,319[1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 28,827,319[2]
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 38.2%
14		Type of Reporting Person (See Instructions) CO

1  Consists of (a) 12,192,608 ordinary shares, par value US$0.01 per share, in the form of ordinary shares or American depositary shares, each representing two ordinary shares of the Company, and (b) 16,634,711 high-vote ordinary shares, par value US$0.01 per share (collectively, the “Ordinary Shares”), of the Company directly held by C-Travel International Limited. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

2  The percentages of ownership set forth in row 13 above is based on 75,475,739.9 Ordinary Shares (including 41,866,535.9 ordinary shares and 33,589,204 high-vote ordinary shares assuming conversion of high-vote ordinary shares) outstanding as of February 4, 2016, as disclosed by the Issuer in the Merger Agreement (as defined below).

CUSIP No.	290138 205

1		Names of Reporting Persons Ctrip.com International, Ltd.
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,827,319[3]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,827,319[2]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 28,827,319[4]
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 38.2%
14		Type of Reporting Person (See Instructions) CO

3  Consists of (a) 12,192,608 ordinary shares, par value US$0.01 per share, in the form of ordinary shares or American depositary shares, each representing two ordinary shares of the Company, and (b) 16,634,711 high-vote ordinary shares, par value US$0.01 per share, of the Company directly held by C-Travel International Limited, which is a Cayman Islands company wholly owned by Ctrip.com International, Ltd.  Due to the ownership relationship, Ctrip.com International, Ltd. may also be deemed to have sole voting and dispositive power over the shares directly held by C-Travel International Limited.

4  The percentages of ownership set forth in row 13 above is based on 75,475,739.9 Ordinary Shares (including 41,866,535.9 ordinary shares and 33,589,204 high-vote ordinary shares assuming conversion of high-vote ordinary shares) outstanding as of February 4, 2016, as disclosed by the Issuer in the Merger Agreement (as defined below).

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2015, as amended by Amendment No. 1 filed with the SEC on September 25, 2015 (the “Original Schedule 13D”).  Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in this Item 4.

On February 4, 2016, the Issuer announced in a press release that it had entered into an agreement and plan of merger (the “Merger Agreement”) on the same date with China E-dragon Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and China E-dragon Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent.  Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$9.00 per Ordinary Share or US$18.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Shares (the “Rollover Shares”) held by Rollover Shareholders (as defined below), (ii) Ordinary Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) and any Ordinary Shares (including Ordinary Shares represented by ADSs) reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company share awards, and (iii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the merger for the right to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.  The closing of the transactions contemplated by the Merger Agreement (the “Transactions”) is subject to a number of customary conditions, including a vote of shareholders representing at least two-thirds of the voting power of the Shares present and vote in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders.  The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit F, and is incorporated herein in its entirety.

Upon consummation of the Merger, the ADSs will be delisted from the NASDAQ Global Select Market, and the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated. After the Merger, the Issuer will be privately held by the Reporting Persons, TCH Sapphire Limited, Ocean Imagination L.P. and Luxuriant Holdings Limited (collectively, the “Rollover Shareholders”), Seagull Limited, Oasis Limited and Rong Zhou (周荣) (together with the Rollover Shareholders, the “Consortium”).

The Transactions will be funded through the cash contributions contemplated by the equity commitment letters, dated as of February 4, 2016 (the “Equity Commitment Letters”), by and between Parent and each of Tencent Asset Management Limited, Ocean Imagination L.P., Seagull Limited, Jiang Hao and Rong Zhou (周荣) (collectively, the “Sponsors”).  Under the terms and subject to the conditions of the Equity Commitment Letters, the Sponsors will provide equity financing in an aggregate amount of US$147,684,889 to Parent to consummate the Merger.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement dated as of February 4, 2016 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that (a) the Rollover Shareholders will vote all Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration and (c) the Rollover Shareholders, in consideration for the cancellation of the Rollover Shares, will subscribe for newly issued shares in Parent.  The information in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit G, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each member of the Consortium entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger and the relationship among the members of the Consortium with respect to the Transactions.  The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit H, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, C-Travel executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.  The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit I, and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding at the end thereof the following paragraph:

The Reporting Persons and certain of their affiliates may be deemed to be members of a “group” with the other parties (collectively, the “Other Parties”) to the Support Agreement and the Interim Investors Agreement pursuant to Section 13(d) of the Act as a result of entering into the Support Agreement and the Interim Investors Agreement.  However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Other Parties.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares that are beneficially owned by any of the Other Parties.  The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13Ds filed by any of the Other Parties.

There have been no transactions in the Ordinary Shares by C-Travel or Ctrip during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Items 3 and 4 of this Statement are incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A

Joint Filing Agreement, dated June 1, 2015 by and between the Reporting Persons (incorporated by reference to Exhibit A to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

B

Share Purchase Agreement for the Acquisition of Certain Shares dated May 22, 2015 between Ctrip, C-Travel, Keystone Lodging Holdings Limited, Plateno Group Limited, Luxuriant Holdings Limited, Expedia, Inc. and Expedia Asia Pacific — Alpha Limited. (incorporated by reference to Exhibit B to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

C

Share Purchase Agreement for the Acquisition of Certain Shares dated May 22, 2015 between Ctrip, C-Travel and Guangfu Cui (incorporated by reference to Exhibit C to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

D

Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel and Keystone Lodging Holdings Limited. (incorporated by reference to Exhibit D to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

E

Consortium Agreement dated September 18, 2015 by and among TCH Sapphire Limited, C-Travel International Limited and Ocean Imagination L.P. (incorporated by reference to Exhibit E to the Original Schedule 13D, filed with the Commission by the Reporting Persons on September 25, 2015)

F

Merger Agreement, by and among eLong, Inc., China E-dragon Holdings Limited and China E-dragon Mergersub Limited, dated as of February 4, 2016 (incorporated by reference to Exhibit 99.1 to eLong, Inc.’s Report of Foreign Private Issuer filed on Form 6-K on February 4, 2016).

G*

Support Agreement by and among China E-dragon Holdings Limited, TCH Sapphire Limited, C-Travel International Limited, Ocean Imagination L.P. and Luxuriant Holdings Limited, dated as of February 4, 2016.

H*

Interim Investors Agreement by and among China E-dragon Holdings Limited, China E-dragon Mergersub Limited, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Luxuriant Holdings Limited, Ocean Imagination L.P., Oasis Limited and Rong Zhou (周荣), dated as of February 4, 2016.

I*	Limited Guarantee, by C-Travel International Limited in favor of eLong, Inc., dated February 4, 2016.

* File herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

C-Travel International Limited	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

Ctrip.com International, Ltd.	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer